November 29, 2005
By Edgar
Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	O2Diesel Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for Fiscal Quarters Ended March 31 and June 30, 2005
File No. 1-32228
Dear Mr. Ohsiek:
     I am writing in response to your letter dated November 14, 2005 in which you provided additional comments and questions regarding our previous letter to you dated October 4, 2005. These additional comments concern O2Diesel Corporation’s Form 10-KSB for fiscal year 2004 and Form 10-QSB for the fiscal quarters ended March 31 and June 30, 2005. For your convenience, the numbered responses below correspond to the numbered comments in your letter.
     Please note that it is my understanding that you will be providing additional guidance with regard to comment number 3, “Preferred Stock Update”. In the interests of responding in a timely fashion, I am providing our responses to comments 1 and 2 (Revenue Recognition) in this letter and I will provide our response to comment number 3 once we have received your additional guidance.
1.	As noted in our initial response, we have identified several issues in the distribution of our product that negatively impact our ability to conclude that customer acceptance has occurred upon shipment and that realization is reasonably assured at that time. Accordingly, we have concluded that until we have sufficient operating history of successful end users, we will not recognize revenue related to the sale of our product until the blended fuel is being utilized by the end user. Such an approach ensures that the four basic criteria for revenue recognition have been met. Subsequent to developing a stable operating history of successful end users, we anticipate that we will recognize revenue upon the sale of the additive to the jobbers, because we anticipate that the four basic criteria of revenue recognition will have been met at that time. In reaching this conclusion, we note that the contractual arrangement with the jobbers is not similar to the consignment arrangement described in question 2 of section 2 of SAB Topic 13A. Rather, it is more similar to arrangements between refiners and retail gasoline stations whereby the gasoline retailer takes title to the product and the risks and rewards of ownership have been transferred to the retailer. Further, once a stable history of successful end users has been established, we will not have any remaining obligations to the jobber or the end user at the time of the shipment of the additive to the jobber and thus the inconsequential or perfunctory performance obligations discussed in Question 1 of section 3(c) of SAB Topic 13A would not be applicable in the circumstances. Please note that we acknowledge that it may take us a long time to develop a stable operating history of successful end users and thus we anticipate that our revenue recognition in the near term will be in accordance with the criteria outlined earlier in this response.

2.	The transaction recorded for the CityHome program involved the company selling its product to StarTran at a loss in exchange for the right to use advertising space on nine of the transit system’s buses. As such, the company views this as a reciprocal, non-monetary exchange as described in APB29. The company has recorded the loss on the sale immediately, because the four basic criteria for revenue recognition related to the product sale were met. We did not assign a fair value to the advertising space received at the time of the initial transaction because the fair value of the advertising space was not determinable within reasonable limits (APB 29, paragraph 20). There are significant uncertainties in the case of this advertising, particularly because the company is contractually obligated to sell it to sponsors who wished to be identified with the Clean Air themes of the CityHome campaign and who would only receive benefit of the publicity of being a good corporate citizen. Therefore, the category of advertising was not comparable to any traditional commercial value of the space. Further, we do not have a significant enough history of the sale of our own product to use it as a measurement of fair value in the exchange. Paragraphs 25 and 26 of APB29 address the challenge of assigning fair value in cases where major uncertainties exist about the estimated realizable values under a variety of methods (cash transaction of the same or similar assets, quoted market prices, independent appraisals, etc.). Since the CityHome program is still in its beginning phase and we were unable to assess the fair market value of the advertising space received, we assigned no value to the advertising space at the time of receipt. Alternatively, we are recognizing the value associated with the advertising space when we enter into a contractual arrangement with a third party. We will continue to monitor the program and will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.
     I believe that this letter is responsive to the Staff’s comments in number 1 and number 2. If I can be of assistance in facilitating your review of this letter, please contact the undersigned at (302) 266-6000.
     Sincerely,
/s/ Alan Rae

Alan Rae
Chief Executive Officer